[SAUL EWING LLP LOGO]	Patricia A. Gritzan Phone: (215) 972-7139 Fax: (215) 972-1847 pgritzan@saul.com www.saul.com

July 22, 2005

VIA EDGAR
(Hard Copy to Follow via Federal Express)

Jay Webb
Reviewing Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:   inTEST Corporation
Form 10-K for the Year Ended December 31, 2004
Filed March 31, 2005
Form 10-Q for the Quarter Ended March 31, 2005
File No. 000-22529

Dear Mr. Webb:

On behalf of our client, inTEST Corporation (or the company), set forth below are responses to your letter of comment dated June 29, 2005, relating to the above-referenced Form 10-K filed on March 31, 2005, and Form 10-Q filed on May 16, 2005. For your convenience, the number beside each of the following responses corresponds to the numbering used in your comment letter. We have reproduced each comment in bold type. The company's response follows immediately in regular type. This letter is being filed via Edgar. We will provide three additional copies for the Staff's reference via Federal Express.

Form 10-K for the Year Ended December 31, 2004

Item 9A. Controls and Procedures, page 29

1.    We note your disclosure that your CEO and CFO concluded that, "subject to the limitations noted above," your disclosure controls and procedures were "effective to provide reasonable assurance" that the disclosure controls and procedures will meet their objectives. Your disclosure controls and procedures must be either "effective" or "not effective;" it is not appropriate to qualify that conclusion with language such as "subject to the limitations set forth above" or otherwise. Please revise future filings accordingly. In addition, in future filings, please omit the "to provide reasonable assurance that" language that currently appears after the word "effective" in the penultimate paragraph of your Item 9A disclosures in your Form 10-K. While you may, if desired, state that your disclosure controls and procedures are effective "at the reasonable assurance level," we do not believe that the "to provide reasonable assurance that" language is consistent with the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Exchange Act.

As suggested, in future CEO and CFO reports on disclosure controls and procedures, inTEST will eliminate the phrases, "subject to the foregoing limitations" and "effective to provide reasonable assurance that," and, if true, will utilize the phrase "at the reasonable assurance level" to describe the effectiveness of the company's disclosure controls and procedures. As an example, the report on disclosure controls and procedures may read in future filings, if true, as follows:

As required by Rule 13a-15(b), inTEST management, including our CEO and CFO, conducted an evaluation as of the end of the period covered by this Report of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this Report, our disclosure controls and procedures were effective at the reasonable assurance level.

2.    If you elect to retain your disclosure in the second paragraph that your disclosure controls and procedures can only provide "reasonable, but not absolute, assurance" please also disclose, if true, that your disclosure controls and procedures are effective at the reasonable assurance level. Refer to Part II.F.4 of Release No. 33-8238.

As noted in the response to the prior comment, in future filings, inTEST will include in the CEO and CFO report on disclosure controls and procedures the conclusion, if true, that its disclosure controls and procedures are effective at the reasonable assurance level. In addition, pursuant to discussion with Kevin Kuhar, SEC Staff Accountant, we note the Staff's view that the CEO and CFO report also state in the discussion of the limitations on the effectiveness of controls, that the disclosure controls and procedures were designed to provide reasonable assurance that the objectives of the control system were met. The company will incorporate this concept into future filings.

(2) Summary of Significant Accounting Policies, page F-7

Inventories, page F-8

3.    We see that you record certain inventory obsolescence charges ". . . if in management's opinion, additional amounts are necessary based upon the current industry conditions." We also noted on page 21 that you referred to these obsolescence reserves as "subjective." Please clarify for us how management determines the appropriate reserve to record in these instances and how that reserve is applied to individual units or classes of inventory. Tell us the amounts that have been recorded in your financial statements for these reserves. Please also confirm that these reserves, when recorded, establish a new cost basis for the related inventory. Refer to SAB Topic 5BB.

The company records excess and obsolete inventory charges based upon an objective mathematical calculation as well as management's review and analysis. The objective criteria include identifying if the inventory was not utilized in a work order during the prior 12 months, or if the quantity of inventory on hand is greater than the average annual usage of that inventory over the prior three years. In addition, after identifying the inventory that meets these objective criteria, the company reviews the remaining inventory that does not otherwise fall within the mathematical calculation to determine if additional excess and obsolescence charges may be necessary based upon expected reduced future customer demand, product mix and possible alternative uses. In certain cases, additional excess and obsolescence charges may be required based upon the above additional factors. These additional factors are required to be considered as the company operates in the semiconductor capital equipment industry, a subset of the semiconductor industry, which has historically been a cyclical industry, and in recent years the cycles have become more volatile.

The "subjective" component of the excess and obsolescence charges is evaluated by inTEST's management each quarter based upon management's analysis and assessment of the likelihood of selling current inventory stocks, taking into consideration a number of factors that may impact future demand, including forecasted industry growth or decline, technological obsolescence, anticipated product life cycles and new product introductions. This information is reviewed by product or by component part; and, if a determination is made that the net realizable value of the inventory is below its historical cost or carrying value, an excess and obsolescence charge is recorded for the difference during that quarter.

Following is an example of how the "subjective" component of the excess and obsolescence charges would be determined:

During the quarterly review of inventory, management determines that a product the company manufactures exclusively for one of its customers is nearing the end of its product life cycle and that original sales quantities for the product, estimated by the customer, will not occur. Due to the long lead times to purchase the materials for this product, the company previously purchased quantities of inventory sufficient to meet this customer's original forecasted demand. When the inventory associated with this product is reviewed based upon the objective excess and obsolescence criteria, no requirement for an excess and obsolescence charge is identified. However, after considering the reduced future demand relative to the level of inventory on hand to produce this product, management determines that certain inventory related to this product would not have sufficient future demand to fully utilize this inventory; and, more importantly, that this inventory has no alternative future use because it can not be utilized in the production of goods for other customers. In this example, a "subjective" excess and obsolescence charge would be recorded based upon the amount of inventory in excess of the revised estimate of future customer demand for this product.

The company would like to respectfully clarify for the Staff that although its disclosures utilized the word "subjective" to describe a portion of its inventory valuation process, any excess and obsolescence charges required to be recorded as part of this process are determined only after careful consideration and analysis by operations and accounting management of the factors noted above. The company's disclosures had attempted to differentiate and fully describe the various factors that management considers when calculating the excess and obsolescence inventory charge. The company respectfully submits that it will attempt to clarify this in its future filings to avoid any ambiguity.

The amounts recorded in the company's financial statements for the "subjective" component of the excess and obsolescence charges were $425,000 and $0 for the year ended December 31, 2004 and the quarter ended March 31, 2005, respectively. This compares to the total excess and obsolescence charges of $1,397,000 and $213,000 for the year ended December 31, 2004 and the quarter ended March 31, 2005, respectively.

We confirm that the excess and obsolescence charges recorded by the company establish a new cost basis for the related inventory in accordance with SAB Topic 5BB. In addition, to the extent inventory that has been previously written down is subsequently sold and would materially affect our reported gross margin, the effect would be disclosed.

In future filings, the company will add the following disclosure of its significant accounting policy related to inventories:

Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of market value. On a quarterly basis, the company reviews its inventories and records excess and obsolescence charges based upon its established objective excess and obsolescence criteria, that identifies material that has not been used in a work order during the prior twelve months and the excess quantity of material on hand that is greater than the average annual usage of that material over the prior three years. In addition, in certain cases, additional excess and obsolescence charges are recorded based upon facts that would not give rise to an obsolescence charge under the objective excess and obsolescence criteria including amounts necessary based upon current industry conditions, anticipated product life cycles, new product introductions and expected future use of the inventory. The excess and obsolescence charges the company records establish a new cost basis for the related inventory.

Revenue Recognition, page F-9

4.    We note on page 8 that some of your products are sold utilizing distributors and some products require installation. In this regard, please respond to the following:

  We note that you utilize distributors in certain locations and that your products are also sold to ATE Manufacturers. Please tell us the significant terms of your agreements, including payment, return, exchanges, and other significant matters. Also explain and support when you recognize revenue.
  We see that your North American sales representatives coordinate product installation and your International sales representatives and distributors are responsible for product installation. Please tell us how installation or other post-shipment obligations impact when you recognize revenue. In addition, provide details of whether the revenue arrangements have multiple deliverables and the impact of EITF 00-21.

These items, if material, should also be disclosed in future filings. We may have further comment based on your response.

The company sells its products to semiconductor manufacturers, ATE manufacturers and distributors. Sales to distributors are for subsequent resale to the distributor's customers and are not intended by the distributor to be held as inventory due to the custom nature of the company's products. The company does not differentiate between the customary terms of its sales made to distributors from those sales made directly to semiconductor manufacturers or ATE manufacturers. The company's customary business practice for documenting sales transactions consists of relying on binding customer purchase orders. In limited cases, the company has written sales agreements with certain semiconductor manufacturers and ATE manufacturers, primarily to document business terms not typically addressed in customer purchase orders, such as details regarding use of intellectual property rights, government compliance and relationship management issues. The significant terms of our sales agreements are as follows:

Payment

Payment terms range from 30 to 60 days from the date of invoice.

Returns

The company's customary terms are that goods may not be returned without its prior consent in the form of a written return material authorization. The majority of the company's products are produced to customer specific requirements, and they can not be easily resold to another customer. As a result, the company rarely experiences customer returns; in fact, there have been no product returns in the period covered by this review. In the event of product performance issues, the Company's products are generally covered by a one-year warranty, which is accrued for at the time of product sale.

Exchanges

As previously discussed, due to the highly customized nature of the company's products, which are often designed to specific customer requirements, its policy is that orders are not subject to change or cancellation without its prior written consent. As a result, the company rarely experiences customer exchanges.

Risk of Loss

The company's customary terms state that unless otherwise agreed to in writing, delivery shall be complete upon transfer of possession to a common carrier, F.O.B. shipping point whereupon all risk of loss, damage or destruction to the goods shall pass to the purchaser.

The company recognizes revenue in accordance with the guidance provided by the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition". Revenue is recognized and earned when all of the following criteria have been met:

Persuasive evidence of an arrangement exists.

The company requires customer purchase orders for its sales transactions, which are confirmed with sales order acknowledgments. As previously discussed, in limited cases, the company has written sales agreements with its semiconductor manufacturer and ATE manufacturer customers, primarily to document business terms not typically included in customer purchase orders.

Delivery has occurred or services have been rendered.

The company's customary terms are that unless otherwise agreed to in writing, delivery shall be complete upon transfer of possession to a common carrier, F.O.B. shipping point whereupon all risk of loss, damage or destruction to the goods shall pass to the purchaser. As discussed in more detail later in this response, product installation is inconsequential and perfunctory, and there generally are no other post-shipment obligations. Product installation is performed by company staff, third-party sales representatives or the customer and can be completed in times ranging from several minutes to several hours depending upon the type of product.

The seller's price to the buyer is fixed or determinable.

The sales price for the company's products is included in sales quotations and, upon receipt of a customer purchase order, is confirmed with a sales order acknowledgment.

Collectibility is reasonably assured.

The company's customary terms are that customer purchase orders are not accepted and binding until a credit review has been completed and the order has been accepted by the company by its authorized representative. In instances where there are long-standing customer relationships, the company relies on prior payment history for making credit determinations. In instances where there is no prior customer relationship, the company may require either a deposit in advance of product shipment or letter of credit issued by a financial institution acceptable to the company.

Based upon the company's sales transactions meeting the foregoing criteria as discussed above, the company recognizes revenue upon product shipment. Although infrequent, to the extent that any customer purchase orders or sales agreements contain customer-specific acceptance criteria, revenue recognition is deferred until customer acceptance. During the period covered by this review, the company did not have any sales transactions with customer-specific acceptance criteria that required deferral of revenue beyond product shipment.

The company has previously evaluated its revenue recognition policy in accordance with EITF 00-21. Although the company, its sales representatives and its distributors may provide installation services to its customers, the installation services do not meet the separation criteria in accordance with paragraph 9 of EITF 00-21 as there is no objective and reliable evidence of the fair value of the installation services. As such, the company has a single unit of accounting. This conclusion is based on the fact that the company, its sales representatives and its distributors do not separately sell installation services for the company's products. In fact, many customers install the company's products using their own personnel. In addition, for customers that will be provided installation services, the price charged for the product by the company, its sales representatives and its distributors does not vary from the price for products sold without installation services. The price of the product does not vary as the installation does not require any changes to the features or capabilities of the product, there are no complex interfaces or connections and the installation is not essential to the functionality of the product. Therefore, as the installation services are inconsequential and perfunctory, no other post-shipment obligations exist, and all other revenue recognition criteria have been met in accordance with SAB 104, as previously noted above, revenue is recognized upon shipment of the product.

The company provides the following as an example disclosure for future filings of its significant accounting policy for revenue recognition:

The company recognizes revenue in accordance with Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Sales of the company's products are made through the company's sales employees, third-party sales representatives and distributors. There are no differences in revenue recognition policies based on the company's sales channel. The company does not provide its customers with rights of return or exchanges. Revenue is generally recognized upon product shipment. The company's sales agreements do not typically contain any customer-specific acceptance criteria, other than that the product performs within the agreed upon specifications. The company tests all products manufactured as part of its quality assurance process to determine that they comply with specifications prior to shipment to a customer. To the extent that any sales agreements contain customer-specific acceptance criteria, revenue recognition is deferred until customer acceptance.

* * * * * * * * * *

inTEST believes the responses above fully address the comments contained in the Staff's comment letter. In addition, attached to this letter as Exhibit A is an acknowledgement from the CEO of inTEST regarding the various matters that you requested be acknowledged by the Company. If you have any questions regarding the above responses, please call me at (215) 972-7139.

Sincerely,

/s/ Patricia A. Gritzan

cc:   Robert E. Matthiessen
       Hugh T. Regan, Jr

EXHIBIT A

In response to the letter from the Staff of the Securities and Exchange Commission (or the Commission) dated June 29, 2005, inTEST Corporation (or the company) hereby acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

July 22, 2005

inTEST Corporation

By: /s/ Robert E. Matthiessen
Name: Robert E. Matthiessen
Title: President and Chief Executive Officer